June 14, 2019

Leslie J. Stretch
Chief Executive Officer
Medallia, Inc.
575 Market Street, Suite 1850
San Francisco, California 94105

       Re: Medallia, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 6, 2019
           CIK No. 0001540184

Dear Mr. Stretch:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2019 letter.

Amendment No. 2 to Draft Registration Statement filed June 6, 2019

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 2. While we understand that you have refined the methodology for determining your engagement metric, please provide us with such metric for prior periods presented (e.g., January 31, 2018 and April 30, 2018) and explain to us the methodological changes that resulted in an engagement metric that does not provide meaningful comparative information. In addition, explain further how such metric
       "illustrates the addictivness of [y]our applications," particularly considering your lack of comparative data.
 Leslie J. Stretch
FirstNameInc.
Medallia, LastNameLeslie J. Stretch
Comapany NameMedallia, Inc.
June 14, 2019
June 14, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 69

2.       Please refer to our prior comment 5 and address the following:
           Revise to disclose in the prospectus summary how you define a customer for purposes of your customer count versus your calculation of dollar-based net revenue retention rate.
           Where you discuss customers, please clearly disclose which customer population such discussion is based on. For example, on page 2 you disclose that "57% of your customers have more than 1,000 employees using (y)our platform." Clarify this and similar disclosures to identify whether employees are based on parent company level or an invoiced entity level.
           Where you discuss your dollar-based net revenue retention metric and your land and expand strategy, please clearly disclose the number of customers for purposes of such calculations for each period presented.
           Clearly state that your calculation of the dollar-based net revenue retention rate does not reflect the impact of an invoiced entity choosing to terminate or not renew subscriptions if another invoiced entity with the same parent company chooses to purchase a subscription. Provide qualitative discussion of how often this occurs.
Key Factors Affecting Our Performance
New Customer Acquisition, page 72

3. We note your disclosure of the ratio of lifetime value of our customers. Please address the following:
           Revise to present comparative metrics for all reported periods. Provide us with the calculations that support this measure and explain further how
             such calculations reflect the lifetime value of your subscription customers. Also, clarify how your revenue expansion is factored into this measure. Tell us what you mean by gross retention rate. In this regard, clarify whether this
             relates to your customer retention rate or your revenue retention rate and disclose the rates used in your calculations.
Liquidity and Capital Resources
Operating Activities, page 87

4. You state that one of the primary drivers of the change in your operating assets and liabilities during the quarters ended April 30, 2019 and 2018 relate to the decrease in accounts receivable. Please disclose the reasons for such change. Further, if the decrease in accounts receivable are due to seasonality or the timing of payment for a large customer, please discuss the impact of such factors, if applicable, on your liquidity. Refer to Section IV of Release No. 33-8350.
 Leslie J. Stretch
Medallia, Inc.
June 14, 2019
Page 3
Notes to Consolidated Financial Statements
Note 13. Net Loss Per Share Attributable to Common Stockholders
Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders, page F-36

5. Please revise to include an adjustment to the denominator in your pro forma net loss per share calculations to reflect the increase in outstanding shares for those RSUs that will vest upon the IPO, to the extent material.
Note 15. Subsequent Events (unaudited), page F-37

6. Please tell us why you have disclosed April RSU grants as a subsequent event as these grants are already included in the April 30, 2019 interim financial statements. Please explain or revise. Clarify if any of the RSUs granted in May are subject to the performance based vesting conditions. Also, update the information provided in your May 15, 2019 response letter (comment 21) for any additional grants made after
         April 2019 through the date of your response.


        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff
Attorney at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions.



                                                              Sincerely,
FirstName LastNameLeslie J. Stretch
                                                              Division of
Corporation Finance
Comapany NameMedallia, Inc.
                                                              Office of
Information Technologies
June 14, 2019 Page 3                                          and Services
FirstName LastName